Filed by SLR Investment Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: SLR Senior Investment Corp.

Commission File No. 814-00849

On December 2, 2021, SLR Investment Corp. (“SLRC”) and SLR Senior Investment Corp. (“SUNS”) held a joint conference call to discuss the transactions contemplated by the Agreement and Plan of Merger by and among SLRC, SUNS, Solstice Merger Sub, Inc. and, for certain limited purposes, SLR Capital Partners, LLC (“SLR Capital Partners”). The following information was discussed on the call:

Operator

Good day, and thank you for standing by. Welcome to the SLR Investment Corp. and SLR Senior Investment Corp. Merger Conference Call. Please be advised that today’s conference is being recorded. I would now like to hand the conference over to your host today, Michael Gross, Chairman and Co-CEO. Please go ahead.

Michael Gross - SLR Investment Corp. and SLR Senior Investment Corp.; Co-CEO

Good morning, everybody, and thank you for joining us. Today, I’m joined by Bruce Spohler, my Co-Chief Executive Officer; and Rich Peteka, our Chief Financial Officer for both BDCs. Rich, before we begin, would you please start by covering the webcast and forward-looking statements.

Richard Peteka - SLR Investment Corp. and SLR Senior Investment Corp.; CFO

Of course. Thanks, Michael. I would like to remind everyone that today’s call and webcast are being recorded. Please note that they are the property of SLR Investment Corp. and SLR Senior Investment Corp. and that any unauthorized broadcast in any form are strictly prohibited.

This conference call is being webcast from the Investors tab on both websites, at www.slrinvestmentcorp.com and www.slrseniorinvestmentcorp.com. Audio replays of this call will be made available later today as disclosed in our press release.

I would like to remind you that comments on today’s call include forward-looking statements, reflecting our current views with respect to, among other things, the timing and more likelihood of the merger closing, the expected synergies and savings associated with the merger, the ability to realize the anticipated benefits of the merger and our future operating results and financial performance.

Our actual results could differ materially from those implied or expressed in the forward-looking statements. Please refer to our SEC filings for a discussion of these factors in further detail. We undertake no duty to update or revise any forward-looking statements.

Also as a reminder, nothing on this call constitutes an offer to sell or a solicitation of an offer to purchase any interest in any SLR fund. Investors and others should note that SLR Investment Corp. and SLR Senior Investment Corp. uses the Investors section of their respective corporate websites to announce material information.

The company’s encourage investors, the media and others to review the information they share on their website. And now at this time, I’d like to turn the call back to our Chairman and Co-CEO, Michael Gross.

Michael Gross - SLR Investment Corp. and SLR Senior Investment Corp.; Co-CEO

Thank you, Rich. We appreciate your interest, and thank you for joining us today. After the market closed yesterday, we issued a press release announcing that SLR Investment Corp. to which we refer to as SLRC and SLR Senior Investment Corp. to which we refer to as SUNS, have entered into a merger agreement pursuant to which SUNS will merge with and into SLRC.

We have also filed the SEC a presentation outlined in this transaction, which we’ll be referencing during this call. As soon as it’s available, we will also be filing a transcript of this call with the SEC and posting it on the Investor Relations page of both company websites.

I will provide an overview of the merger and a strategic rationale for pursuing this transaction, and then Bruce will discuss what each vehicle brings to the combination, recognizing that some of you on the call today may not be familiar with both SLRC and SUNS. He will then share details about the combined company, followed by Q&A.

We believe that now is the opportune time to merge the companies given the benefits of greater scale, expected synergies, and ease of integration resulting from the overlap in their investment focus and the advisor’s knowledge and familiarity with both portfolios. Both companies have healthy balance sheets today, and the portfolios are in excellent shape with strong credit quality, which we believe bodes well for this merger.

We expect the merger to provide several important benefits to the current shareholders of both SLRC and SUNS. For both companies, we expect this transaction to be accretive to net investment income. We currently anticipate that SLRC’s quarterly distribution will remain at $0.41 per share, which translates to a distribution increase for the SUNS shareholders of approximately 6%, based on the illustrative conversion rate at September 30. However, there can be no assurance that the combined company will pay quarterly distributions at this amount or in any amount, and all future distributions will be subject to the approval of the combined company’s Board of Directors.

The merger will create a larger, more scaled BDC with over $2 billion in total assets, investments in over 125 portfolio companies and over $1 billion of net assets.

This greater scale will increase portfolio diversification for both SLRC and SUNS as well as expand the opportunity set for additional commercial finance opportunities to include larger investments and asset purchases.

The large market capitalization for the combined company should broaden the universe of potential investors, increase the stock’s liquidity and create the potential for additional research analyst coverage. Additionally, we anticipate that a larger scale will enhance access to debt financing alternatives that should, over the long term, reduce our cost of debt capital.

Let me now touch on the key terms of the merger, which can be found on Slide 5 of the presentation. Under the terms of the agreement, SUNS shareholders will receive an amount of SLRC shares based upon the net asset value of each company as determined within 48 hours prior to the closing.

In essence, this will be a NAV for NAV exchange, which will result in an ownership split of the combined company proportional to each of SLRC’s and SUNS’ respective net asset values. For illustrative purposes, based on September 30, 2021 NAVs and including expected transaction costs and distributions, SLRC will have issued approximately 0.7763 shares for each SUNS’ share outstanding, resulting in a pro forma ownership split of 77.2% for current stockholders of SLRC and 22.8% for current stockholders of SUNS.

This transaction represents an efficient equity capital raise for SLRC. Additionally, it avoids the J-curve associated with raising fresh equity capital, as well as the underwriting risk associated with acquiring an unaffiliated portfolio.

The combined company will trade on the ticker SLRC on the NASDAQ and will continue to be externally managed by SLR Capital Partners, or “SLR.”

Effective upon the closing of the merger, the investment adviser has voluntarily agreed to a 25 basis point reduction to the base management fee, resulting in a base management fee of 1.50% on gross assets up to 200% of SLRC’s total net assets and 1.00% of gross assets that exceed 200% of SLRC’s total net assets. The incentive fee payable by the combined company will remain consistent with SLRC’s existing fee structure.

The investment strategy for the combined company will center on first lien loans across SLR and it affiliates’ cash flow and ABL specialty finance strategies, consistent with the existing mandates of SLRC and SUNS.

Importantly, we expect that the combined company will continue to benefit from the ability to co-invest with other investment vehicles managed by SLR Capital Partners. This scale provides SLRC with access to investment opportunities that require a larger platform hold size while maintaining appropriate diversification.

Prior to the anticipated closing in the first half of 2022, the SLRC Board of Directors intends to declare its ordinary course $0.41 per share quarterly distribution for the first quarter of 2022.

And the SUNS Board of Directors intends to declare and pay its ordinary course monthly distributions of $0.10 per month for the first fiscal quarter of 2022, including the March ‘22 distribution, which will be declared and paid just prior to anticipated closing of the transaction.

Additionally, the SUNS Board of Directors intends to declare a special distribution that represent any previously undistributed taxable income. This distribution will help ensure that SUNS maintains its RIC status and avoids paying excise tax. Following the merger close, SLRC currently intends to maintain its quarterly distribution rate of $0.41 per share. However, there can be no assurance that the combined company will pay quarterly distribution at this amount and any amount, and all future distributions will be subject to approval of the company’s Board of Directors. We expect the merger to close in the first half of 2022, subject to shareholder approval and satisfaction of other closing conditions as outlined in the merger agreement.

Now let me touch on the strategic rationale for this merger. Since Bruce and I first entered the middle market lending sector over thirty years ago, the benefits of scale, both on the asset and liability side of the balance sheet have become even more pronounced. The importance of scale underpins much of our rationale for this transaction.

A larger asset base should reduce operating expenses through cost savings. With a larger combined portfolio and available capital, the combined company will increase diversification despite larger hold sizes, which enhance the company’s relevance in the marketplace.

The greater combined market cap creates potential for more market liquidity, institutional investor interest and research analyst coverage. The greater scale may also improve the company’s access to the debt and equity markets and resulting cost of capital as many investors have minimum tranche size or market cap restrictions.

This transaction represents a merger between two portfolios managed by the same investment team of SLR, which gives us confidence in our financial expectations and our ability to facilitate a seamless portfolio integration.

Since SUNS’s inception, it has been primarily focused on first lien, middle market bank debt. Conversely, SLRC originally had a greater focus on investments lowering the capital structure, including second-lien loans and subordinated debt.

Over time, the risk/reward profile became more attractive for first lien senior secured debt, and accordingly, SLRC rotated out of all of its junior debt investments into senior secured loans with lower leverage attachment points, which narrowed the difference in the investment scope for the two BDCs.

By bringing our large commercial finance investments under one roof, both SUNS and SLRC investors gain indirect exposure to additional asset classes. The combination may also create opportunities for collaboration and reduce co-investment restraints, creating more flexibility to provide full financing solutions. Additionally, a larger combined capital base increases the scope of potential future strategic investments to larger opportunities.

Importantly, this combination is expected to be accretive to net investment for shareholders of both companies in the first year. We project the merger should initially generate approximately $1.4 million of annual operating synergies through elimination of certain fixed costs of SUNS and reduction in our debt financing costs through potential interest expense savings.

I want to conclude my comments by reiterating that we believe this merger benefits shareholders of both SLRC and SUNS through scale, portfolio diversity and expected earnings accretion.

Now I’ll turn the call over to Bruce to provide an overview of each company and more information on the pro forma combined company.

Bruce Spohler - SLR Investment Corp. and SLR Senior Investment Corp.; Co-CEO

Thanks, Michael, and hello, everybody. Let me reiterate Michael’s comments. We are incredibly excited to move forward with this merger. We believe this combination will create value for the shareholders of both SLRC and SUNS to a larger, more diversified investment portfolio as well as the opportunity for increased profitability through both cost savings and the optimization of our investment strategy. We feel that now is the right time to move forward. Both portfolios are in solid shape, and our investment pipeline for continued growth is robust.

Before discussing the details of the combined portfolio, I’d like to provide a brief overview of each company for those investors who may not be familiar with both SLRC and SUNS. Let me start with SLRC, which is the larger of the two BDCs and will be the surviving company.

As a reminder, SLRC’s investment objective is to generate both current income and capital appreciation, by investing in senior secured loans of private U.S. middle market companies. On a selective basis, SLRC will make equity investments in commercial finance companies whose underlying diversified portfolios primarily consists of first lien senior secured loans. Through the company’s investment activities, SLRC has exposure to first lien loans across cash flow, asset base, life science, equipment finance and corporate leases.

These investments generate current income, which is distributed out quarterly to our shareholders. Many of our new investments have been in the form of directly originated private transactions where SLRC has co-invested alongside other funds managed by SLR Capital Partners. By leveraging the extensive firm-wide resources and expertise of SLR for originations, underwriting and portfolio monitoring, we’ve been able to structure a diverse portfolio with investments positioned to generate attractive risk-adjusted returns across market cycles.

We always invest as if we’re in the final innings of a credit cycle. So we’ve been focused on defensively positioning the portfolio by lending to businesses, which we believe will be resilient through economic cycles.

As a result, at September 30, approximately 36% of SLRC’s $1.6 billion fair value portfolio was in equity investments, of which almost all is in commercial finance companies who lend or lease on a senior secured first lien basis to its borrowers. Of the remaining 64% of fair value, approximately 93% was comprised of first lien loans. SLRC’s commercial finance strategies contributed over 75% of SLRC’s third quarter gross investment income.

While nobody could have predicted the onset of the pandemic, our portfolio positioning over the last couple of years has enabled us to navigate the market challenges extremely well.

Overall, we’re pleased with the quality of the portfolio and the health of our underlying borrowers. Credit quality is solid with only one portfolio company on non-accrual status and only 3.4% of the portfolio’s fair value on watch list at quarter end.

Based on net investment activity through December 1, 2021, and using our September 30, 2021 NAV, SLRC’s estimated net leverage is 0.95x debt-to-equity, in the range of our target leverage of 0.9 to 1.25x.

Prior to the anticipated closing in the first half of next year, the SLRC Board intends to declare its ordinary course $0.41 quarterly distribution for the first quarter of 2022. However, there can be no assurance that SLRC will declare its distribution as all future distributions are subject to the approval of the Board.

Now let me turn to SUNS. As a reminder, SUNS’ investment objective is to generate both current income and capital appreciation by investing in senior secured loans of private U.S. middle market companies. On a selective basis, SUNS will make equity investments in commercial finance companies whose underlying portfolios consist of first lien loans.

Through the company’s investment activity, SUNS’ exposure to first lien senior secured cash flow loans, asset-based loans and life science loans, all of which generate current income that is distributed monthly to our shareholders.

At September 30, approximately 29% of SUNS’ $390 million fair value portfolio was in equity investments, of which almost all is in commercial finance companies who lend on a first lien basis to their underlying borrowers. SUNS commercial finance strategies contributed over 40% of its gross investment income for the third quarter. The remaining 71% of the fair value portfolio consisted entirely of first lien loans.

Credit quality is also solid at SUNS with only one portfolio company on non-accrual status at quarter end and only 4.7% of the portfolio on watch list. The weighted average asset level yield was just under 7% versus 8.7% at SLRC.

Prior to the anticipated closing of the merger next year, the SUNS Board intends to declare and pay its ordinary course monthly distributions of $0.10 per month for the first quarter of 2022, including the March distribution, which will be declared and paid just prior to the anticipated closing of the transaction. However, there can be no assurance that SUNS will declare these distributions as all future distributions are subject to the approval of the company’s Board.

Now let me talk about the combined portfolio and the benefits that it brings to both sets of shareholders. As detailed on Page 9 of the presentation, the combination of SLRC and SUNS would result in a larger and more diversified portfolio. With both portfolios being managed by SLR partners, the integration should be seamless.

At 9/30/21, 29% of the combined portfolio consists of previously overlapping SLRC and SUNS investments. This overlap primarily occurs in the companies’ first lien cash flow portfolios. Consolidation of these positions into one portfolio should allow for a smooth portfolio integration.

Together, SLRC and SUNS would have had over $2 billion of investments to over 125 borrowers at September 30. The combined portfolio will be comprised of 65% senior secured investments and 35% equity in underlying commercial finance companies of which 98% of their portfolios are invested in senior secured first lien assets.

Additionally, the top 10 portfolio investments on a combined basis is expected to be 21.9%, down from 23.4% and 29.1% for SLRC and SUNS, respectively. And the credit quality of the combined portfolio will be strong as well at just 1.5% of the combined portfolio at fair market value would be on non-accrual through one investment.

The weighted average risk rating of the combined portfolio would be 1.9, with only 3.7% of the portfolio on watch list at quarter end. Since SLRC’s acquisition of Crystal Financial, recently renamed SLR Credit Solutions, back in 2012, both SLRC and SUNS have executed an initiative to gain access to commercial finance strategies that provide differentiated and yet attractive risk/reward characteristics.

In total, including add-on acquisitions, seven strategic investments have been made by the two BDCs and their commercial finance portfolio companies. In the combined company, both shareholder groups will have exposure to all of these lending strategies.

Additionally, the greater capital base and overall scale of SLRC, post-merger, may enable the company to target larger investment opportunities that could further diversify the company’s suite of investment verticals.

With all of these commercial finance investments to be owned by SLRC, the simpler and more cohesive organizational structure as well as increased collaboration may make it easier for the company or its portfolio companies to acquire other loan portfolios during times of market dislocation. The management teams at the portfolio companies have the experience through credit cycles, which should enable them to continue to be opportunistic going forward.

Currently, due to SUNS’ smaller market capitalization and limited market liquidity, the company has fewer institutional shareholders compared to SLRC. We expect the increased size of SLRC will lead to greater trading liquidity for both companies, making the stock more attractive to institutional investors and may also lead to broader equity research coverage.

The combined market cap, based on share prices yesterday, will exceed $1 billion, which is the threshold for inclusion in a number of active and passive strategies. This may result an incremental interest in SLRC from additional institutional investors.

As we turn to Slide 12, I’d like to highlight that we also expect the combined company to have greater access to more — and more diverse and lower-cost debt sources, which may provide SLRC with a better opportunity for debt optimization. Additionally, SUNS may benefit from SLRC’s greater access to the investment-grade debt markets.

Based on SLRC’s net investment activity through December 1, and using our September 30 NAV, the estimated pro forma leverage for the combined company is 0.87x debt to equity, slightly below our target leverage of 0.9 to 1.25. We believe that the combined company will have ample capital and strong liquidity to deploy in new investment opportunities as we look to grow the portfolio further.

Through near-term improvements to our liability structure and expected cost savings, we expect the merger to be accretive to both companies. Additionally, we anticipate seeing further value creation for both sets of shareholders as the company is able to take advantage of the benefits of scale.

We expect to see increases in net investment income as SLRC grows its investment portfolio and seeks to reach the midpoint of its target leverage range of 0.9 to 1.25x debt-to-equity.

In conclusion, we believe the merger represents a great opportunity for the shareholders of both SLRC and SUNS. We anticipate it will create a larger, more scaled BDC with increased trading liquidity, potentially broadening our institutional shareholder base, and improving our access to lower cost sources of debt. We also expect that it will drive NII accretion over both the near and long term for both groups of shareholders.

And finally, we believe that the execution of this transaction will be seamless and benefit from SLR Partners’ intimate knowledge of both portfolios. Again, we thank you for your support and expect to complete this transaction in a timely manner.

We are excited about the future for the combined company and look forward to continuing to deliver attractive risk-adjusted returns for our shareholders. We want to thank you for joining us on this morning’s call and for your continued interest in both SLRC and SUNS.

With that, operator, can you please open the line for questions.

QUESTIONS AND ANSWERS

Operator

And our first question comes from the line of Casey Alexander with Compass Point.

Casey Alexander - Compass Point Research & Trading, LLC, Research Division; Senior VP & Research Analyst

Yes. And congratulations on the merger. I only have one question here. In SUNS, the proportion of the portfolio that’s dedicated to cash flow lending is significantly higher than that of SLRC. So — and that is the lower yielding portion of your portfolio. By combining the 2 and increasing the scale, does that unleash some additional capacity that can be dedicated to growing the higher-yielding specialty finance businesses that you have, and thereby, driving the overall weighted average yield a little bit higher over time?

Bruce Spohler - SLR Investment Corp. and SLR Senior Investment Corp.; Co-CEO

Yes. I think that’s a great point. The commercial finance strategies at SUNS are high yielding, which is what balances out those lower-yielding cash flow assets to the SUNS portfolio. And so what we see, Casey, is that in the commercial finance strategies at SUNS, business credit and health care ABL, they are high-yielding underlying assets, including a factoring segment that we have been actively growing in the last couple of years through acquisitions. So they are somewhat capital constrained, and we’ll have more dry powder to grow on a combined basis.

Michael Gross - SLR Investment Corp. and SLR Senior Investment Corp.; Co-CEO

And also, if you think about it, because SUNS is roughly 30% of the size of SLRC, when you — yes, SUNS has a higher proportion of cash flow lending, but when you combine it, SLRC goes from an income contribution of 23% — I’m sorry, from 21% cash flow to 26%. So it’s not a significant change.

Casey Alexander - Compass Point Research & Trading, LLC, Research Division; Senior VP & Research Analyst

All right. Great. That’s my only question. Again, congratulations on the merger and good luck on getting it to a successful conclusion.

Operator

And our next question comes from the line of Robert Dodd with Raymond James.

Robert Dodd - Raymond James & Associates, Inc., Research Division; Research Analyst

I mean first, a housekeeping one, if I can. Based on the valuations of where these things — I mean, they’re basically on top of each other. But some slightly below book, the merger would generate some merger discount accretion income. Would that income, if it closes with multiples where — would that income be excluded from the calculation, the incentive fee on a combined basis or included?

Michael Gross - SLR Investment Corp. and SLR Senior Investment Corp.; Co-CEO

Rich, do you want to answer that, Rich?

Richard Peteka - SLR Investment Corp. and SLR Senior Investment Corp. - CFO

Sure. If you wouldn’t mind, please repeat the accretion, the discount accretion, that’s still sort of NAV?

Robert Dodd - Raymond James & Associates, Inc., Research Division; Research Analyst

Well, yes, NAV won’t move in a NAV for NAV swap, but acquiring an asset pool below book or create — or has done in every other BDC, this don’t feel like this. Created either merger discount accretion income or the reverse, obviously, negative if it’s above book. Would that income in the top line that flows through the P&L, would that be excluded or included in the calculation of the income incentive fee? I mean, as the income incentive fee is written, it would be included. So it would be up to you as to whether you, the Board, whether that were to be excluded or not? Do you have a position on that?

Richard Peteka - SLR Investment Corp. and SLR Senior Investment Corp.; CFO

Sure. What I could share with you is, as noted in our prepared remarks, we plan on making sure that both BDCs are distributing their quarterly NII or to the extent they have it accrued. So there will be — and there’s also a net asset value exchange. So the NAV — so any discount accretion is accrued to NAV less any distribution. So if you want to think about it as gross revenues, including discount accretion on loans regardless of when they were purchased the day before or whether it was purchased 3 years ago, all those are accruing into NAV, it’s accruing into NII less the distributions paid. So if we were earning exactly dollar for dollar, our net investment income and our dividends, it will be fully distributed. And if it’s not, it would be an adjustment to your NAV, which would be incorporated into exchange ratio.

Robert Dodd - Raymond James & Associates, Inc., Research Division; Research Analyst

I’ll follow up with you on that because that — yes, I’ll follow up on that. Anyway, if I can move on to the other question. I mean, kind of following up on Casey’s question. I mean on a combined basis, as you said, I mean, 26%, I think, of income comes from current cash flow lending. That’s probably going to go up in the near term, given you’ve originated a lot so far from what I can tell. But would you say — is that kind of the target level? Like, you’d like cash flow to be, call 1/4 of total income average over time? Or you also mentioned, obviously, the potential for this larger combined business to make additional acquisitions in other commercial finance businesses? So any color you can give us on how much would be cash flow kind of long term?

Bruce Spohler - SLR Investment Corp. and SLR Senior Investment Corp.; Co-CEO

Yes. Look, I think, as you know, Robert, it’s moved between 20% and 30%. And I think that’s probably a good place to bracket it. As you know, our cash flow business is really a derivative of our specialty finance strategies. In that, as you know, a big focus of our specialty finance is in a variety of — a small variety of industries, such as financial services, health care. We have our health care ABL business. We have our life science business. So our cash flow book is really driven off of that expertise. I think we’ve shared in the past that roughly 80% of our cash flow book is focused on the sectors being health care, financial services and recurring software.

So we’ve seen, to your point, a lot of growth this year because those sectors proved to be incredibly resilient during the pandemic, performed very well for us and others. And so there’s obviously going to attract a lot of equity capital now coming through the pandemic, looking to be paired up with debt capital from people like ourselves. So that’s been driving that buildup in our cash flow book this year. But I don’t see it expanding much beyond 30% because the other strategies are also growing. So the mix is staying pretty constant.

Robert Dodd - Raymond James & Associates, Inc., Research Division; Research Analyst

Got it. I appreciate you taking my questions and good luck on closing this deal, which looks like a good deal all around.

Operator

And our next question comes from the line of Mickey Schleien with Ladenburg.

Mickey Schleien - Ladenburg Thalmann & Co. Inc., Research Division; MD of Equity Research & Supervisory Analyst

Michael and Bruce, neither of Solar’s BDCs have been covering their dividend from GAAP, NII. And it appears that one of the incentives for SUNS shareholders to approve and accept the higher management fee is that they will receive a higher dividend in the combined company. Could you give us a sense of timing on when you expect pro forma NII to potentially cover the distribution?

Bruce Spohler - SLR Investment Corp. and SLR Senior Investment Corp.; Co-CEO

Yes. I think that our view, Mickey, is that it will be accelerated on a combined basis given the synergies, including cost savings, lower management fee, what we see as interest — potential interest savings. So I think the short answer is, it will cover faster than they would on a stand-alone basis. We still, as you know, have projected them given the strength of the investment pipeline and some of the increase in leverage you’ve seen over the last couple of quarters here. We expected it during next year, but I think it will happen sooner than later.

Mickey Schleien - Ladenburg Thalmann & Co. Inc., Research Division, MD of Equity Research & Supervisory Analyst

And if I could follow up, Bruce, and I realize it’s a sensitive topic, but in your assumptions for synergies, have you assumed any mergers of your portfolio companies? Is there is some overlap, I think, in their businesses, which could help streamline the company and unlock some cost synergies?

Michael Gross - SLR Investment Corp. and SLR Senior Investment Corp.; Co-CEO

It’s a great question. In the $1.4 million we put out there, that’s solely corporate overhead cost at SLRC and SUNS at the parent BDCs, not at the operating companies. We do not anticipate merging the entities because they all have distinctive strategies and are all performing really, really well. That said, we do think there are some cost savings that we can get from best practices, from trade show things, from advertising. There’s a lot we can do more as a group without having actually to consolidate the businesses.

Bruce Spohler - SLR Investment Corp. and SLR Senior Investment Corp.; Co-CEO

But that is facilitated by having them under one legal entity.

Operator

And our next question comes from the line of Melissa Wedel with JPMorgan.

Melissa Wedel - JPMorgan Chase & Co, Research Division; Analyst

I appreciate you taking my questions today. I was curious if some of the relatively lower-yielding assets may be suitable for sort of a holding within a JV to apply a bit of additional leverage as we’ve seen elsewhere?

Bruce Spohler - SLR Investment Corp. and SLR Senior Investment Corp.; Co-CEO

Yes. I think that’s a great question. As you know, Melissa, at both SUNS and SLRC, we have employed that type of structure in the past for some of those lower-yielding assets. So that is something that could make sense, and we will explore going forward.

Melissa Wedel - JPMorgan Chase & Co, Research Division; Analyst

Okay. I appreciate that. And then just to recap, it looks like, on a combined basis, there’s a good amount of funding coming from unsecured versus secured facilities. Can you just remind us of your target sort of split of funding there?

Bruce Spohler - SLR Investment Corp. and SLR Senior Investment Corp.; Co-CEO

Sure. It’s always been more — since we’ve tapped into the IG market over the last few years, at SLRC in particular, which is one of the motivations, they’ve had greater access to the IG market. SUNS began to access it coincidentally on the eve of COVID last March 2020. But SLRC, once we started to tap into the IG market, we’ve been very heavily weighted towards that type of capital. Obviously, at times, it can be slightly more expensive than secured bank facilities. But as we found particularly during COVID last year, having 100%, which is where we were of our liabilities at SLRC funded by long-term unsecured liabilities with no covenants to speak of, really gave us tremendous operational flexibility and yet we have the undrawn credit facilities to be opportunistic to take advantage of new investment opportunities. So we will always skew more towards the unsecured part of our capital structure. We view the revolver as something that facilitates deployment of capital and investments until we continue to tap into the IG and equity markets.

So I think you should expect it to look more like it has at SLRC historically, which has been in the 60%, 65%, sometimes 70% to 100%. But I think 60% to 65% is a good target, but it will vary during different phases as we’re looking to reload the IG and equity part of our balance sheet. But I think that is a great question because it does highlight for the SUNS shareholders the ability to tap that market more frequently and at better, more attractive terms. I mean, we were thrilled with SUNS inaugural issuance last year at 3.9%. But then as you saw, SLRC just issued at 2.95%. And we think, on a combined basis, they both can find access to the IG market on even more attractive terms because the scale is valued by the IG investor.

Operator

And our next question comes from the line of Fin O’Shea with Wells Fargo.

Finian O’Shea—Wells Fargo Securities, LLC, Research Division; VP and Senior Equity Analyst

First question, strategically, it seems like the proposition here is to be able to more effectively acquire commercial finance portfolio companies as you’ve been doing. The question is, generally, you’ve been paying above book for these entities and Solar has generally traded below book. So why is this compelling for shareholders to continue and expand into the strategy?

Michael Gross - SLR Investment Corp. and SLR Senior Investment Corp.; Co-CEO

Well, historically and currently, specialty finance, commercial finance companies trade in their value anywhere from 1.5 to 3x NAV for a variety of reasons. One is they generate high-yielding assets. They also have the ability to be levered more than the traditional BDC. I mean many such finance companies leverage 2, 3 to 1 to generate very high ROEs. We look at it, yes, clearly, we look at multiple of NAV that we’re purchasing. But at the end of the day, what’s really relevant is that, at what sustainable ROE that you purchased these entities at? And we’ve been able to buy these ROEs at 10% to 12% that are sustainable. And when we do it effectively, it becomes a permanent source of earnings. In our traditional cash flow business and our life science business, we’re constantly having to deal with repayments and recirculating capital.

As you know, when we invested in Kingsbridge, for example, a year ago, we invested $215 million, a component that is debt, the rest is equity, we’re going to clip 10% to 11% consistently on that and never worry about that $215 million getting repaid. So we think it’s a phenomenal strategy and a great value proposition. And it puts us in a position where our revenue stream is highly diversified. And frankly, we think it offers an extremely favorable risk reward if you look at the performance of these assets.

Bruce Spohler - SLR Investment Corp. and SLR Senior Investment Corp.; Co-CEO

Yes, I think that’s a critical point. If you’re targeting 10% to 12%, perhaps in the cash flow book, as you know, Fin, that means you’re going into junior capital in today’s market or more volatile industries, whereas the commercial finance strategy has allowed us to get attractive 10% to 12% returns on a very attractive risk-adjusted basis.

Finian O’Shea - Wells Fargo Securities, LLC, Research Division; VP and Senior Equity Analyst

Sure. That’s helpful. And just another higher-level question with the merger. SUNS, I know they converged recently, but SUNS has traditionally traded at a higher multiple than SLRC, has a better fee structure and so forth. So why didn’t SUNS acquire Solar? Why did you do it this way?

Bruce Spohler - SLR Investment Corp. and SLR Senior Investment Corp.; Co-CEO

Well, SUNS is 1/4 of the size, so that makes it very difficult to do that. And in terms of valuation, today, they are — prior to the announcement, they were trading within 1% of each other. They’ve traded within typically 3% to 5% with each other. So they have always traded very tightly.

And for the SUNS shareholders, which clearly we had an independent committee on both sides, so this was obviously a critical consideration. They’re stepping into an entity that gives them a 6% greater distribution day 1, a company that’s a higher ROE, and frankly, higher ROE growth potential and expand liquidity, and eventually a lower cost of capital as well.

Finian O’Shea - Wells Fargo Securities, LLC, Research Division; VP and Senior Equity Analyst

Okay. And then just a final follow-up on Robert Dodd’s previous question on the merger accretion, it sounds like you will be effectively charging an incentive fee on that additional OID that results from the merger discount.

Richard Peteka - SLR Investment Corp. and SLR Senior Investment Corp.; CFO

Fin, what I’d showed you is, SUNS has not been paying an incentive fee. So it depends on how you look at it. But going forward, total NII will — post-merger will be part of the collective incentive fee — pre-incentive fee net investment income. And depending on where that is, we don’t control repays and amortization, loan amortization, et cetera. So it’s all in the calculus. It’s not so simple. In other words, right now, the discount accretion on SUNS is not paying an incentive fee.

Operator

And our next question comes from the line of Bryce Rowe with Hovde Group.

Bryce Rowe - Hovde Group, LLC, Research Division; Research Analyst

Most of my questions were asked. I did have one question around what you all have seen from a net balance sheet leverage perspective at SUNS since quarter end? Obviously, you’ve called out what’s happened within SLRC, but I was curious the type of balance sheet investment portfolio dynamics you’ve seen there at SUNS since quarter end? And then also, Bruce and Michael, maybe you could speak to, if possible, the kind of the origination repayment that repayment dynamic that you’ve seen within both BDCs since quarter end, just given the level of market activity out there?

Bruce Spohler - SLR Investment Corp. and SLR Senior Investment Corp.; Co-CEO

Yes. So I think without getting too granular intra-quarter, you should read into the fact that we at quarter end for SLRC, we were at about 0.79x leverage. We made it clear that a number of investments that delayed funding into October, just the timing of the deal business. And that as of November 1, at SLRC, our leverage was 0.9x using that same 9/30 NAV. And as we mentioned this morning at December 1, it’s up to 0.95x. So obviously, there’s been net portfolio growth. And we have more to go before the year is finished here in terms of fundings.

And then on a combined basis, as we mentioned, with SUNS, we’d be at 0.87x versus that 0.95x. The pipeline is strong for both entities. So we continue to expect to move in towards that midpoint over the not-too-distant future, next couple of quarters, 0.9 to 1.25x for SLRC pro forma for the combination with SUNS. So both portfolios have been regrowing SLRC a little bit faster because they do have more strategies. And therefore, it’s part of the advantage for the SUNS shareholders on a combined basis to grow a little bit more quickly as we look at the access to a number of investment strategies that SUNS does not participate in today.

Bryce Rowe - Hovde Group, LLC, Research Division; Research Analyst

Great. That’s helpful. And maybe one more question just round the commercial finance verticals. I think we’ve seen some level of those portfolios coming lower as COVID kind of — as the onset of COVID hit and they’ve certainly recovered since. And I was curious how we think about not only increased balance sheet leverage at the BDC helping to drive NII higher, but was also wondering how you think about the dividends coming from those equity investments in the commercial finance verticals. Do you anticipate those recovering as well as we kind of move away from the onset of COVID?

Bruce Spohler - SLR Investment Corp. and SLR Senior Investment Corp.; Co-CEO

Great question. The short answer is, yes, as we look into next year, there’s a different driver depending on the investment strategies or FinCo, commercial finance company. As you know, the FinCos at SUNS are really working capital lines of credit that were repaid by their borrowers that were flushed with liquidity during COVID from government stimulus. So they paid down their lines of credit with us at SUNS. And then they have begun to have to repay that and start to draw back under our lines. So existing customers are increasing their usage, and we’re adding new customers.

Some of the other FinCos are just regrowing their portfolios. There is that dynamic that we’ve talked about moving over to SLRC in our equipment finance and leasing businesses where they are building their order books, but because of supply chain disruption, capital goods that we are financing are somewhere on the water. And so the pipeline, the funding of the pipeline, has been delayed. That continues to be the case. But the nice thing is the pipeline itself is growing.

We find products like technology are still moving through the system, heavy equipment forklifts, et cetera, seem to be getting delayed a little bit. So the pipeline is strong. We expect those businesses continue to grow. And to your specific question, that will, at some point, result in opportunity to potentially increase the dividends out of the different FinCos, again, for different drivers depending on the strategy.

Operator

And I’m showing no further questions at this time. And I would like to turn the conference back over to Michael Gross

Michael Gross - SLR Investment Corp. and SLR Senior Investment Corp.; Co-CEO

We thank you for all your time and attention this morning and all your constructive questions. We remain available at any time to help you through this and understand them more if you need to, and we look forward to talking about in the future. Take care, everybody.

Operator

This concludes today’s conference. Thank you for participating.

Forward-Looking Statements

Some of the statements in this presentation constitute forward-looking statements because they relate to future events, future performance or financial condition or the two-step merger (the “Mergers”) of SUNS with and into SLRC. The forward-looking statements may include statements as to: future operating results of SLRC and SUNS and distribution projections; business prospects of SLRC and SUNS and the prospects of their portfolio companies; and the impact of the investments that SLRC and SUNS expect to make. In addition, words such as “anticipate,” “believe,” “expect,” “seek,” “plan,” “should,” “estimate,” “project” and “intend” indicate forward-looking statements, although not all forward-looking statements include these words. The forward-looking statements contained in this presentation involve risks and uncertainties. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the timing or likelihood of the Mergers closing; (ii) the expected synergies and savings associated with the Mergers; (iii) the ability to realize the anticipated benefits of the Mergers, including the expected elimination of certain expenses and costs due to the Mergers; (iv) the percentage of SLRC and SUNS stockholders voting in favor of the proposals submitted for their approval; (v) the possibility that competing offers or acquisition proposals will be made; (vi) the possibility that any or all of the various conditions to the consummation of the Mergers may not be satisfied or waived; (vii) risks related to diverting management’s attention from ongoing business operations; (viii) the risk that stockholder litigation in connection with the Mergers may result in significant costs of defense and liability; (ix) changes in the economy, financial markets and political environment, (x) risks associated with possible disruption in the operations of SLRC and SUNS or the economy generally due to terrorism, natural disasters or the COVID-19 pandemic; (xi) future changes in laws or regulations (including the interpretation of these laws and regulations by regulatory authorities); (xii) conditions in SLRC’s and SUNS’s operating areas, particularly with respect to business development companies or regulated investment companies; (xiii) general considerations associated with the COVID-19 pandemic; and (xiv) other considerations that may be disclosed from time to time in SLRC’s and SUNS’s publicly disseminated documents and filings. SLRC and SUNS have based the forward-looking statements included in this presentation on information available to them on the date of this presentation, and they assume no obligation to update any such forward-looking statements. Although SLRC and SUNS undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that they may make directly to you or through reports that SLRC and SUNS in the future may file with the U.S. Securities and Exchange Commission (the “SEC”), including the Joint Proxy Statement and the Registration Statement (each as defined below), annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

Additional Information and Where to Find It

In connection with the Mergers, SLRC and SUNS plan to file with the SEC and mail to their respective stockholders a joint proxy statement on Schedule 14A (the “Joint Proxy Statement”), and SLRC plans to file with the SEC a registration statement on Form N-14 (the “Registration Statement”) that will include the Joint Proxy Statement and a prospectus of SLRC. The Joint Proxy Statement and the Registration Statement will each contain important information about SLRC, SUNS, the Mergers and related matters. This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. STOCKHOLDERS OF SLRC AND SUNS ARE URGED TO READ THE JOINT PROXY STATEMENT AND REGISTRATION STATEMENT, AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SLRC, SUNS, THE MERGERS AND RELATED MATTERS. Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s website, http://www.sec.gov or, for documents filed by SLRC, from SLRC’s website at www.slrinvestmentcorp.com and, for documents filed by SUNS, from SUNS’s website at www.slrseniorinvestmentcorp.

Participants in the Solicitation

SLRC, its directors, certain of its executive officers and certain employees and officers of SLR Capital Partners and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Mergers. Information about the directors and executive officers of SLRC is set forth in its proxy statement for its 2021 Annual Meeting of Stockholders, which was filed with the SEC on September 9, 2021. SUNS, its directors, certain of its executive officers and certain employees and officers of SLR Capital Partners and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Mergers. Information about the directors and executive officers of SUNS is set forth in its proxy statement for its 2021 Annual Meeting of Stockholders, which was filed with the SEC on September 9, 2021. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the SLRC and SUNS stockholders in connection with the Mergers will be contained in the Joint Proxy Statement when such document becomes available. These documents may be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This presentation is not, and under no circumstances is it to be construed as, a prospectus or an advertisement and the communication of this presentation is not, and under no circumstances is it to be construed as, an offer to sell or a solicitation of an offer to purchase any securities in SLRC, SUNS or in any fund or other investment vehicle managed by SLR Capital Partners or any of its affiliates.